UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm - Board Appointment

February 7, 2006

ARLINGTON, VA – Defense technology company Metal Storm Limited today announced the appointment of Dr Peter Jonson as non-executive director, effective today.

Peter Jonson has had extensive official and commercial experience in leadership positions in Australia with significant international involvement.
Peter is a professional director and economist.  He spends a considerable part of his time directly or indirectly helping scientists and technologists produce commercial outcomes from their research.  He is a director of Village
Roadshow Ltd and Pro Medicus Limited, Chair of Australian Institute for
Commercialization and Chair of Australian Aerospace and Defense Innovations
Ltd.  He also serves as Chair of the Australian Government’s Cooperative
Research Centre (CRC) Committee. During 2001 he was Chair of the Major
National Research Facilities Committee and, during 2002 he was Chair of the
Biotechnology Centre of Excellence Panel of Experts.  From 1992 to 2003 he was
Chairman of the Melbourne Institute Advisory Board, and is now Chairman
Emeritus.

Peter has been Chairman of ANZ Funds Management, Group Managing Director of
Norwich Union Financial Services Ltd and Head of Research at James Capel
Australia Limited.  Peter held a number of senior positions as an economist with the Reserve Bank of Australia from 1972 to 1988.  He is a Fellow of the
Academy of the Social Sciences in Australia and a Fellow of the Australian
Institute of Company Directors.

Chairman, Mr. Terry O’Dwyer welcomed Dr Jonson to the Board.  He said “Dr
Jonson’s deep experience in turning technology into product will complement and round out the skills on the board of Metal Storm”.

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

www.metalstorm.com

Company Contact:

US
Investor queries:  David Smith - Metal Storm - Ph: +1 703 248 8218
Media:             Gregory Pettit - Hill & Knowlton - Ph: +1 212 1885 0300

Australia
Investor queries:  Ian Gillespie – Metal Storm - Ph: +61 7 3221 9733

About Metal Storm

Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: February 9, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary